UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Applied Materials, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-06920	94-1655526
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3050 Bowers Avenue P.O. Box 58039 Santa Clara, CA	95052-8039
(Address of principal executive offices)	(Zip Code)

Thomas F. Larkins, Esq.

Applied Materials, Inc.

(408) 727-5555

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01:	Conflict Minerals Disclosure and Report

Rule 13p-1 under the Securities Exchange Act of 1934 provides that a company must file this specialized disclosure report if it manufactures, or contracts to manufacture, products for which one or more conflict minerals are necessary to the functionality or production of the company’s products. Rule 13p-1 defines “conflict minerals” as cassiterite, columbite-tantalite (coltan) and wolframite (and their derivatives, tin, tantalum and tungsten), and gold, regardless of the geographic origin of the minerals and whether or not they fund armed conflict. This report covers products manufactured, or contracted to be manufactured, by Applied Materials, Inc., a Delaware corporation, including its subsidiaries (collectively, “Applied”), for which any conflict minerals are necessary to the functionality or production of the product.

As specified under Rule 13p-1, Applied conducted in good faith a reasonable country of origin inquiry that it believes was reasonably designed to determine whether any of the necessary conflict minerals contained in its products manufactured in calendar year 2013 originated in the Democratic Republic of the Congo or an adjoining country, or were from recycled or scrap sources. Applied’s Conflict Minerals Report, which discusses this inquiry and other information, is provided as an exhibit to this report and is also publicly available at http://www.appliedmaterials.com/sustainability/conflict_minerals.

Item 1.02:	Exhibit

A Conflict Minerals Report is attached as Exhibit 1.02 to this report.

SECTION 2 – EXHIBITS

Item 2.01:	Exhibits

Exhibit No.	Description

1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Applied Materials, Inc. (Registrant)

By:	/s/ ROBERT J. HALLIDAY	Date: May 30, 2014
Robert J. Halliday
Senior Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1.02	Conflict Minerals Report